Jon C. Avina

T: +1 650 843 5307

javina@cooley.com

June 1, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549

Attn:	Mariam Mansaray, Staff Attorney

Jan Woo, Legal Branch Chief

Becky Chow, Senior Staff Accountant

Melissa Walsh, Senior Staff Accountant

Re:	Rubrik, Inc.

Draft Registration Statement on Form S-1

Submitted October 14, 2022

CIK No. 0001943896

Ladies and Gentlemen:

On behalf of Rubrik, Inc. (the “Company”), we are providing this letter in response to comments received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated November 10, 2022 with respect to the Company’s draft registration statement on Form S-1, initially confidentially submitted on October 14, 2022 (the “Initial Comments”). The Company is providing the Staff with an update to comment no. 15 from the Initial Comments. The Company is also concurrently confidentially submitting Amendment No. 3 to the draft registration statement (the “Amended Draft Registration Statement”).

Draft Registration Statement on Form S-1

Note 10 – Stockholders’ Deficit and Common Stock

Stock-Based Compensation, page F-24 (F-26)

15.

For each of your equity-based awards in the twelve months preceding the filing of this registration statement, please tell us the estimated fair value of the underlying shares of common stock at each grant date and describe how any intervening events within the Company or changes in your valuation assumptions or methodology were considered in the fair values of the underlying common stock at each grant date. Also compare the most recent valuation to the estimated price range of this offering. Continue to provide us with updates to this analysis for all equity-related transactions through the effectiveness date of the registration statement.

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: +1 650 843 5000  f: +1 650 849 7400  cooley.com

U.S. Securities and Exchange Commission

June 1, 2023

Page Two

Response: In response to the Staff’s request to provide updates to this analysis, the Company has set forth below a summary of the equity awards granted from November 1, 2022 to January 31, 2023, including the fair value of the underlying shares of Class B common stock for reference (assuming reclassification of the Company’s outstanding shares of common stock into an equal number of shares of Class B common stock in connection with the Company’s proposed initial public offering):

Grant Date	Number of Shares of Common Stock Underlying Equity Awards Granted	Fair Value per Share for Financial Reporting
November 28, 2022	125,000	$21.77
November 30, 2022	995,005	$21.77

As discussed in the Company’s response letter dated December 9, 2022 (the “December 2022 Letter”), for financial reporting purposes, the Company reassessed the fair value of its Class B common stock used in measuring the grant date fair value of the Company’s equity awards by incorporating all available information to date and computed stock-based compensation expense by linearly interpolating on a daily basis the change between the valuation reports performed immediately prior to and immediately after the date of grant. The Company believes that this straight-line methodology provides the most reasonable basis for the valuation of its Class B common stock because the Company did not identify any single event that occurred during periods between valuation dates that would have caused a material change in the fair value of the Class B common stock.

The following are the key considerations in determining the value of the Class B common stock at each valuation date:

October 31, 2022 Valuation

In the December 2022 Letter, the Company provided the key considerations in determining the value of the Class B common stock as of October 31, 2022 and concluded the fair value of the Company’s Class B common stock was $21.73.

January 31, 2023 Valuation

During the three months ended January 31, 2023, the Company continued to make progress for a potential initial public offering (“IPO”), which included the confidential submission of Amendment No.1 to the Company’s Draft Registration Statement. The Company did not make any changes to the methodologies used for the valuation of its Class B common stock and continued to use the combination of market and income approach. The Company updated the dates for the IPO scenario to July 2023 and October 2023, with 80% and 20% probability assigned to the respective IPO dates. In addition, the Company increased the weighting assigned to the IPO scenario from 45% used in the October 31, 2022 valuation report to 50% in the January 31, 2023 valuation report. These factors resulted in an increase in the fair value of the Company’s Class B common stock to $21.85.

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U.S. Securities and Exchange Commission

June 1, 2023

Page Three

Please contact me at (650) 843-5307 or Calise Cheng at (650) 843-5172 with any questions or further comments regarding our responses to the Staff’s Comments. Thank you in advance for your attention to this matter.

Sincerely,

/s/ Jon C. Avina
Jon C. Avina

cc:	Bipul Sinha, Rubrik, Inc.

Peter McGoff, Rubrik, Inc.

Anne-Kathrin Lalendran, Rubrik, Inc.

Calise Cheng, Cooley LLP

David Ambler, Cooley LLP

Mary Wilbourn, Cooley LLP

Rick Kline, Latham & Watkins LLP

Sarah Axtell, Latham & Watkins LLP